SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Enumeral Biomedical Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

294017108
(CUSIP Number)

December 31, 2016
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS E. Jeffrey Peierls(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 842,880 shares of Common Stock 120,000 shares of Common issuable upon exercise of Warrants
	6	SHARED VOTING POWER(2) 10,047,200 shares of Common Stock 420,000 shares of Common Stock issuable upon exercise of Warrants
	7	SOLE DISPOSITIVE POWER 842,880 shares of Common Stock 120,000 shares of Common issuable upon exercise of Warrants
	8	SHARED DISPOSITIVE POWER(2) 10,047,200 shares of Common Stock 420,000 shares of Common Stock issuable upon exercise of Warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10,890,080 shares of Common Stock 540,000 shares of Common Stock issuable upon exercise of Warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.87%
12	TYPE OF REPORTING PERSON IN

  This Schedule 13G is filed by E. Jeffrey Peierls and Brian Eliot Peierls.  E. Jeffrey Peierls may be deemed the beneficial owner of securities held by trusts of which E. Jeffrey Peierls is a fiduciary.  E. Jeffrey Peierls and Brian Eliot Peierls may be deemed to share indirect beneficial ownership of securities held by The Peierls Foundation, Inc.

2  The shared voting and shared dispositive power of the Reporting Person includes 5,666,360 shares of Common Stock and Warrants exercisable to purchase 341,00 shares of Common Stock owned by The Peierls Foundation, Inc. as to which Reporting Person disclaims beneficial ownership for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended.

1	NAMES OF REPORTING PERSONS Brian Eliot Peierls(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 581,920 shares of Common Stock 100,000 shares of Common Stock issuable upon exercise of Warrants.
	6	SHARED VOTING POWER(2) 10,047,200 shares of Common Stock 420,000 shares of Common Stock issuable upon exercise of Warrants
	7	SOLE DISPOSITIVE POWER 581,920 shares of Common Stock 100,000 shares of Common Stock issuable upon exercise of Warrants.
	8	SHARED DISPOSITIVE POWER(2) 10,047,200 shares of Common Stock 420,000 shares of Common Stock issuable upon exercise of Warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10,629,120 shares of Common Stock 520,000 shares of Common Stock issuable upon exercise of warrants
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.65%
12	TYPE OF REPORTING PERSON IN

  This Schedule 13G is filed by E. Jeffrey Peierls and Brian Eliot Peierls.  Brian Eliot Peierls may be deemed the beneficial owner of securities held by trusts of which Brian Eliot Peierls is a fiduciary.  E. Jeffrey Peierls and Brian Eliot Peierls may be deemed to share indirect beneficial ownership of securities held by The Peierls Foundation, Inc.

2  The shared voting and shared dispositive power of the Reporting Person includes 5,666,360 shares of Common Stock and Warrants exercisable to purchase 341,00 shares of Common Stock owned by The Peierls Foundation, Inc. as to which Reporting Person disclaims beneficial ownership for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended.

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Enumeral Biomedical Holdings, Inc. (the " Company ").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 200 Cambridge Park Drive, Suite 2000, Cambridge, MA 02140

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as " Reporting Persons ," with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

 Reporting Individuals/entities

(i)

 E. Jeffrey Peierls with respect to securities owned by himself individually and with respect to securities owned by various trusts and with respect to securities owned by The Peierls Foundation, Inc. of which he is a fiduciary.

(ii)

Brian Eliot Peierls with respect to securities owned by himself individually and with respect to securities owned by various trusts and with respect to securities owned by The Peierls Foundation, Inc. of which he is a fiduciary.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of Reporting Person E. Jeffrey Peierls is: 73 South Holman Way Golden, CO 80401 The address of Reporting Person Brian Eliot Peierls is: 3017 McCurdy St. Austin, TX 78723

Item 2(c).	CITIZENSHIP:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock (the " Common Stock ")

Item 2(e).	CUSIP NUMBER:
294017108

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:_________________________

Item 4.	OWNERSHIP:

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 128,343,122 shares of Common Stock issued and outstanding as of December 9, 2016.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

Item 10.	CERTIFICATION.
Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 9, 2017

/s/ E. Jeffrey Peierls____________

E. Jeffrey Peierls

/s/ Brian Eliot Peierls____________

Brian Eliot Peierls

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: February 9, 2017

/s/ E. Jeffrey Peierls

E. Jeffrey Peierls

/s/ Brian Eliot Peierls

Brian Eliot Peierls